UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


MAIL
PROCESSING
RECEIVED
OCT 2 4 2005
WASH., D.C.
213
SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PHH Mortgage Capital LLC	**0001158653**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Form 8-K, October 21, 2005, Series 2005-6	**333-110192**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)




05069717

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

PHH MORTGAGE CAPITAL LLC



By: ____________________
Name: Peter A. Thomas
Title: Vice President

Dated: October 21, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

PHH MORTGAGE CAPITAL LLC

By: ______________________
Name:
Title:

Dated: October ___, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

William J. Mayer Securities, LLC
PHH Mortgage Capital LLC - SEC Registration No. 333-110192
PHHMC Series 2005-6 Trust PRELIMINARY Collateral Summary

Collateral Information	TOTAL	30YR NON-RELO	30YR RELO	15YR
Original Balance:	250,046,200.09	205,598,322.44	16,162,352.00	28,285,525.65
Current Unpaid Balance:	250,028,725.15	205,580,847.50	16,162,352.00	28,285,525.65
Gross WAC:	5.8060	5.8746	5.4664	5.5017
Net WAC:	5.5469	5.6151	5.2089	5.2442
Serv/LFPMI/Trust:	0.2591	0.2594	0.2575	0.2575
Avg Non-Zero FICO:	744	745	750	736
Avg FICO:	744	745	750	736

Original Term	TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
10 Year	3,656,002	1.46	-	-	-	-	3,656,002	12.93
15 Year	24,629,524	9.85	-	-	-	-	24,629,524	87.07
20 year	8,349,131	3.34	8,349,131	4.06	-	-	-	-
25 Year	3,984,925	1.59	3,984,925	1.93	-	-	-	-
30 Year	209,429,143	83.76	193,268,791	94.01	16,162,352	100.00	-	-

Loan Purpose	TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
Purchase	114,097,675	45.63	90,162,684	43.86	16,162,352	100.00	7,772,639	27.48
Refinance	53,463,393	21.38	43,444,643	21.13	-	-	10,018,750	35.42
Cash-Out	82,467,657	32.98	71,973,521	35.01	-	-	10,494,136	37.10

Property Type	TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
Single Family Detached	186,276,764	74.50	160,110,044	77.88	8,024,400	49.65	18,142,320	64.14
Single Family Attached	1,303,300	0.52	1,303,300	0.63	-	-	-	-
PUD Detached	39,989,200	15.99	25,217,787	12.27	7,638,032	47.26	7,133,381	25.22
PUD Attached	3,804,900	1.52	3,804,900	1.85	-	-	-	-
Condominium	12,505,961	5.00	10,101,217	4.91	499,920	3.09	1,904,825	6.73
Cooperative	3,472,995	1.39	2,367,995	1.15	-	-	1,105,000	3.91
2Unit	1,938,000	0.78	1,938,000	0.94	-	-	-	-
3Unit	737,605	0.30	737,605	0.36	-	-	-	-
4Unit	-	-	-	-	-	-	-	-

Occupancy	TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
Owner Occupancy	225,897,083	90.35	189,946,752	92.40	16,162,352	100.00	19,787,979	69.96
Second Home	21,543,642	8.62	13,046,096	6.35	-	-	8,497,546	30.04
Investor Property	2,588,000	1.04	2,588,000	1.26	-	-	-	-

Documentation	TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
Full	210,545,058	84.21	175,591,917	85.41	15,187,352	93.97	19,765,789	69.88
Low	-	-	-	-	-	-	-	-
No	-	-	-	-	-	-	-	-
Loan Star 3	10,250,232	4.10	9,107,081	4.43	-	-	1,143,152	4.04
Loan Star 4	8,040,685	3.22	5,823,077	2.83	-	-	2,217,609	7.84
Loan Star 5	14,094,158	5.64	8,935,182	4.35	-	-	5,158,976	18.24
Reduced	2,620,000	1.05	2,620,000	1.27	-	-	-	-
Streamlined Portfolio Refinance	-	-	-	-	-	-	-	-
Stated Income	-	-	-	-	-	-	-	-
Limited	4,478,591	1.79	3,503,591	1.70	975,000	6.03	-	-

Amortization Type	TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
Monthly	250,028,725	100.00	205,580,848	100.00	16,162,352	100.00	28,285,526	100.00

Relo Status	TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
Relo	16,724,352	6.69	-	-	16,162,352	100.00	562,000	1.99
Non-Relo	233,304,373	93.31	205,580,848	100.00	-	-	27,723,526	98.01

Pledged-Asset Loans	TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
Unpaid Balance	3,171,500	1.27	3,171,500	1.54	-	-	-	-
# of Loans	6		6		-		-	
Average Balance	528,583		528,583		-		-	

CMO Size	TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
Target Balance	**200,000,000**	100.00	**165,000,000**	82.50	**17,000,000**	8.50	**18,000,000**	9.00

Issue Date: October 1, 2005
Settlement Date: October 27, 2005

William J. Mayer Securities, LLC
PHH Mortgage Capital LLC - SEC Registration No. 333-110192
PHHMC Series 2005-6 Trust PRELIMINARY Collateral Summary

	TOTAL	30YR NON-RELO	30YR RELO	15YR
Original WAM:	333.80	353.97	360.00	172.24
Remaining WAM:	333.53	353.68	359.75	172.13
Age:	0.27	0.29	0.25	0.11
WA Effective LTV:	66.03	67.09	69.97	56.11
Minimum Effective LTV:	13.73	13.73	44.07	16.95
Maximum Effective LTV:	95.00	95.00	80.00	83.17

Loan Balance Distribution		TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
0	200,000	-	-	-	-	-	-	-	-
200,001	250,000	-	-	-	-	-	-	-	-
250,001	300,000	-	-	-	-	-	-	-	-
300,001	350,000	-	-	-	-	-	-	-	-
350,001	400,000	-	-	-	-	-	-	-	-
400,001	450,000	37,466,065	14.98	29,779,586	14.49	5,137,212	31.79	2,549,267	9.01
450,001	500,000	47,066,335	18.82	41,277,596	20.08	2,476,540	15.32	3,312,199	11.71
500,001	550,000	26,724,014	10.69	22,536,604	10.96	1,027,000	6.35	3,160,410	11.17
550,001	600,000	26,465,022	10.58	22,389,236	10.89	1,760,000	10.89	2,315,786	8.19
600,001	650,000	23,081,704	9.23	20,531,704	9.99	1,925,000	11.91	625,000	2.21
650,001	700,000	15,090,061	6.04	11,661,600	5.67	1,374,000	8.50	2,054,461	7.26
700,001	750,000	8,685,699	3.47	7,272,794	3.54	-	-	1,412,905	5.00
750,001	800,000	14,143,297	5.66	9,456,797	4.60	1,536,000	9.50	3,150,500	11.14
800,001	850,000	5,078,761	2.03	5,078,761	2.47	-	-	-	-
850,001	900,000	4,457,994	1.78	3,557,994	1.73	-	-	900,000	3.18
900,001	950,000	6,504,721	2.60	5,578,121	2.71	926,600	5.73	-	-
950,001	1,100,000	19,208,009	7.68	13,108,011	6.38	-	-	6,099,998	21.57
1,100,001	1,250,000	7,010,437	2.80	5,905,437	2.87	-	-	1,105,000	3.91
1,250,001	1,400,000	3,932,726	1.57	3,932,726	1.91	-	-	-	-
1,400,001	1,550,000	-	-	-	-	-	-	-	-
1,550,001	1,700,000	3,243,680	1.30	1,643,680	0.80	-	-	1,600,000	5.66
1,700,001	2,200,000	1,870,000	0.75	1,870,000	0.91	-	-	-	-
		250,028,725	100.00	205,580,848	100.00	16,162,352	100.00	28,285,526	100.00

Original Effective LTV Distribution		TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
0	50.00	41,261,879	16.50	30,079,838	14.63	650,000	4.02	10,532,040	37.23
50.00001	55.00	16,605,658	6.64	11,353,557	5.52	2,656,100	16.43	2,596,001	9.18
55.00001	60.00	16,522,592	6.61	13,418,592	6.53	1,205,000	7.46	1,899,000	6.71
60.00001	65.00	20,385,237	8.15	16,037,629	7.80	1,025,000	6.34	3,322,608	11.75
65.00001	70.00	31,095,818	12.44	29,038,763	14.12	450,000	2.78	1,607,055	5.68
70.00001	75.00	29,520,004	11.81	24,808,869	12.07	1,599,900	9.90	3,111,235	11.00
75.00001	80.00	88,731,326	35.49	75,357,387	36.65	8,576,352	53.06	4,797,587	16.96
80.00001	85.00	3,577,506	1.43	3,157,506	1.54	-	-	420,000	1.48
85.00001	90.00	1,904,431	0.76	1,904,431	0.93	-	-	-	-
90.00001	95.00	441,750	0.18	441,750	0.21	-	-	-	-
95.00001	100.00	-	-	-	-	-	-	-	-
		250,046,200	100.00	205,598,322	100.00	16,162,352	100.00	28,285,526	100.00

FICO Scores		TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
-	500.00	-	-	-	-	-	-	-	-
500.50	550.00	-	-	-	-	-	-	-	-
550.50	600.00	600,000	0.24	600,000	0.29	-	-	-	-
600.50	650.00	12,740,087	5.10	11,700,025	5.69	-	-	1,040,062	3.68
650.50	700.00	34,659,860	13.86	26,904,787	13.09	1,435,000	8.88	6,320,073	22.34
700.50	750.00	65,488,108	26.19	51,920,623	25.26	4,918,400	30.43	8,649,085	30.58
750.50	800.00	120,533,334	48.21	101,489,596	49.37	8,219,452	50.86	10,824,286	38.27
800.50	850.00	16,007,336	6.40	12,965,816	6.31	1,589,500	9.83	1,452,020	5.13
850.50	900.00	-	-	-	-	-	-	-	-
900.50	950.00	-	-	-	-	-	-	-	-
950.50	1,000.00	-	-	-	-	-	-	-	-
		250,028,725	100.00	205,580,848	100.00	16,162,352	100.00	28,285,526	100.00

The information herein has been provided solely by William J. Mayer Securities, LLC. Neither the issuer of the Certificates nor any of its affiliates prepared, provided, approved or verified any statistical or numerical information presented herein, although that information may be based in part on loan level data provided by the issuer of the Certificates or its affiliates.
Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information. Such documents may be obtained without charge at the Securities and Exchange Commission's website. Once available, the Prospectus and Prospectus Supplement may be obtained without charge by contacting William J. Mayer Securities, LLC at (203) 622-1557.
This communication does not contain all information that is required to be included in the Prospectus and the Prospectus Supplement.
The information in this communication is preliminary and is subject to completion or change.
The information in this communication supersedes information contained in any prior similar communication relating to these Certificates.
This communication is not an offer to sell or a solicitation of an offer to buy these Certificates in any state where such offer, solicitation or sale is not permitted

William J. Mayer Securities, LLC
PHH Mortgage Capital LLC - SEC Registration No. 333-110192
PHHMC Series 2005-6 Trust PRELIMINARY Collateral Summary

	TOTAL		30YR NON-RELO		30YR RELO		15YR	
Average Loan Size:	595,348		590,800		538,745		673,465	
Min Unpaid Balance:	411,000		411,000		412,000		418,000	
Max Unpaid Balance:	1,870,000		1,870,000		926,600		1,600,000	
# of Loans:	420		348		30		42	
Closed Loans	79,044,291	31.6%	66,172,014	32.2%	7,019,412	43.4%	5,852,865	20
Pipeline Loans	170,984,434	68.4%	139,408,833	67.8%	9,142,940	56.6%	22,432,660	79
15 yr IO Loans	17,024,684	6.8%	17,024,684	8.3%	-	0.0%	-	0

Gross Coupon		TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
4.3750	4.5000	-	-	-	-	-	-	-	-
4.5001	4.6250	-	-	-	-	-	-	-	-
4.6251	4.7500	-	-	-	-	-	-	-	-
4.7501	4.8750	-	-	-	-	-	-	-	-
4.8751	5.0000	520,000	0.21	520,000	0.25	-	-	-	-
5.0001	5.1250	926,720	0.37	-	-	926,720	5.73	-	-
5.1251	5.2500	8,455,300	3.38	500,000	0.24	1,230,000	7.61	6,725,300	23
5.2501	5.3750	11,990,142	4.80	4,283,380	2.08	3,424,000	21.19	4,282,762	15
5.3751	5.5000	18,378,757	7.35	10,258,529	4.99	3,792,712	23.47	4,327,516	15
5.5001	5.6250	26,427,438	10.57	15,135,430	7.36	4,737,920	29.31	6,554,088	23
5.6251	5.7500	41,359,249	16.54	37,324,465	18.16	700,000	4.33	3,334,784	11
5.7501	5.8750	56,773,008	22.71	54,535,932	26.53	776,000	4.80	1,461,076	5
5.8751	6.0000	40,722,090	16.29	38,547,090	18.75	575,000	3.56	1,600,000	5
6.0001	6.1250	18,503,653	7.40	18,503,653	9.00	-	-	-	-
6.1251	6.2500	18,222,859	7.29	18,222,859	8.86	-	-	-	-
6.2501	6.3750	5,755,484	2.30	5,755,484	2.80	-	-	-	-
6.3751	6.5000	1,581,541	0.63	1,581,541	0.77	-	-	-	-
6.5001	6.6250	412,485	0.16	412,485	0.20	-	-	-	-
6.6251	6.7500	-	-	-	-	-	-	-	-
6.7501	6.8750	-	-	-	-	-	-	-	-
6.8751	7.0000	-	-	-	-	-	-	-	-
7.0001	7.1250	-	-	-	-	-	-	-	-
7.1251	7.2500	-	-	-	-	-	-	-	-
7.2501	7.3750	-	-	-	-	-	-	-	-
7.3751	7.5000	-	-	-	-	-	-	-	-
7.5001	7.6250	-	-	-	-	-	-	-	-
7.6251	7.7500	-	-	-	-	-	-	-	-
7.7501	7.8750	-	-	-	-	-	-	-	-
7.8751	8.0000	-	-	-	-	-	-	-	-
		250,028,725	100.00	205,580,848	100.00	16,162,352	100.00	28,285,526	100

States >= 3.00%	TOTAL	%	30YR NON-RELO	%	30YR RELO	%	15YR	%
	CA	18.64	CA	19.85	IL	15.91	NY	18.
	NY	18.60	NY	19.32	VA	10.35	CA	18
	NJ	12.00	NJ	13.28	NJ	9.54	MD	7
	MD	5.79	MD	6.07	NY	9.53	FL	6.
	VA	5.16	VA	5.20	CT	9.37	HI	6
	IL	4.91	IL	4.33	PA	9.28	NJ	4
	FL	4.20	MN	4.29	OH	7.25	PA	3.
	MN	3.70	FL	3.98	CA	4.33	NH	3
					AZ	4.02	CO	3
					OR	3.71	AZ	3
					FL	3.11	OK	3
					WA	3.09		
	Other	26.99	Other	23.68	Other	10.50	Other	21.

The information herein has been provided solely by William J. Mayer Securities, LLC. Neither the issuer of the Certificates nor any of its affiliates prepared, provided, approved or verified any statistical or numerical information presented herein, although that information may be based in part on loan level data provided by the issuer of the Certificates or its affiliates.
Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information. Such documents may be obtained without charge at the Securities and Exchange Commission's website. Once available, the Prospectus and Prospectus Supplement may be obtained without charge by contacting William J. Mayer Securities, LLC at (203) 622-1557.
This communication does not contain all information that is required to be included in the Prospectus and the Prospectus Supplement.
The information in this communication is preliminary and is subject to completion or change.
The information in this communication supersedes information contained in any prior similar communication relating to these Certificates.
This communication is not an offer to sell or a solicitation of an offer to buy these Certificates in any state where such offer, solicitation or sale is not permitted

```
-------------------------------------------------
$          VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
-------------------------------------------------
$             DEAL: PHHMC 2005-6
$          PRICING: 300 PSA
$       SETTLEMENT: 20051027
-----------------------------------------
-----------------------------------------
$                  BLOCK: 1
!{         TRANCHE NAME: A1 }
$       ORIGINAL_AMOUNT: 49900000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.547202
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 17
$            DATED_DATE: 20051001
$    FIRST_PAYMENT_DATE: 20051118
$     NEXT_PAYMENT_DATE: 20051118
$        ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                  BLOCK: 2
!{         TRANCHE NAME: A2 }
$       ORIGINAL_AMOUNT: 34091464.04
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 4.737202
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 17
$            DATED_DATE: 20051001
$    FIRST_PAYMENT_DATE: 20051118
$     NEXT_PAYMENT_DATE: 20051118
$        ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                  BLOCK: 3
!{         TRANCHE NAME: A3 }
$       ORIGINAL_AMOUNT: 10000000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.547202
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 17
$            DATED_DATE: 20051001
$    FIRST_PAYMENT_DATE: 20051118
$     NEXT_PAYMENT_DATE: 20051118
$        ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                  BLOCK: 4
!{         TRANCHE NAME: A4 }
$       ORIGINAL_AMOUNT: 63308435.96
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.547202
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 17
$            DATED_DATE: 20051001
$    FIRST_PAYMENT_DATE: 20051118
$     NEXT_PAYMENT_DATE: 20051118
$        ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                  BLOCK: 5
!{         TRANCHE NAME: A5 }
$       ORIGINAL_AMOUNT: 3100000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 7.746651 Floater Bond
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 17
```

```
$           DATED_DATE: 20051001
$   FIRST_PAYMENT_DATE: 20051118
$    NEXT_PAYMENT_DATE: 20051118
$       ACCRUAL_METHOD: THIRTY_360
Additional Floater Information
$      FLOATER_FORMULA: CUSTOM
$ FLOATER_LIMITS:Thres: 20051001 Floor: 0 Cap: 999
--------------------------------------------------
$                BLOCK: 6
!{        TRANCHE NAME: A6 }
$      ORIGINAL_AMOUNT: 3600000.00
$       CURRENT_FACTOR: 1.000000000
$       CURRENT_COUPON: 8.86165 Floater Bond
$       PRINCIPAL_FREQ: 12
$        PAYMENT_DELAY: 17
$           DATED_DATE: 20051001
$   FIRST_PAYMENT_DATE: 20051118
$    NEXT_PAYMENT_DATE: 20051118
$       ACCRUAL_METHOD: THIRTY_360
Additional Floater Information
$      FLOATER_FORMULA: CUSTOM
$ FLOATER_LIMITS:Thres: 20051001 Floor: 0 Cap: 999
--------------------------------------------------
$                BLOCK: 7
!{        TRANCHE NAME: A7 }
$      ORIGINAL_AMOUNT: 24000000.00
$       CURRENT_FACTOR: 1.000000000
$       CURRENT_COUPON: 5.547202
$       PRINCIPAL_FREQ: 12
$        PAYMENT_DELAY: 17
$           DATED_DATE: 20051001
$   FIRST_PAYMENT_DATE: 20051118
$    NEXT_PAYMENT_DATE: 20051118
$       ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                BLOCK: 8
!{        TRANCHE NAME: B1 }
$      ORIGINAL_AMOUNT: 9500000.00
$       CURRENT_FACTOR: 1.000000000
$       CURRENT_COUPON: 5.547202
$       PRINCIPAL_FREQ: 12
$        PAYMENT_DELAY: 17
$           DATED_DATE: 20051001
$   FIRST_PAYMENT_DATE: 20051118
$    NEXT_PAYMENT_DATE: 20051118
$       ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                BLOCK: 9
!{        TRANCHE NAME: B2 }
$      ORIGINAL_AMOUNT: 1000000.00
$       CURRENT_FACTOR: 1.000000000
$       CURRENT_COUPON: 5.547202
$       PRINCIPAL_FREQ: 12
$        PAYMENT_DELAY: 17
$           DATED_DATE: 20051001
$   FIRST_PAYMENT_DATE: 20051118
$    NEXT_PAYMENT_DATE: 20051118
$       ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                BLOCK: 10
!{        TRANCHE NAME: B3 }
$      ORIGINAL_AMOUNT: 500000.00
$       CURRENT_FACTOR: 1.000000000
```

```
$          CURRENT_COUPON: 5.547202
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 17
$              DATED_DATE: 20051001
$      FIRST_PAYMENT_DATE: 20051118
$       NEXT_PAYMENT_DATE: 20051118
$          ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                   BLOCK: 11
!{           TRANCHE NAME: B4 }
$         ORIGINAL_AMOUNT: 400000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.547202
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 17
$              DATED_DATE: 20051001
$      FIRST_PAYMENT_DATE: 20051118
$       NEXT_PAYMENT_DATE: 20051118
$          ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                   BLOCK: 12
!{           TRANCHE NAME: B5 }
$         ORIGINAL_AMOUNT: 300000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.547202
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 17
$              DATED_DATE: 20051001
$      FIRST_PAYMENT_DATE: 20051118
$       NEXT_PAYMENT_DATE: 20051118
$          ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                   BLOCK: 13
!{           TRANCHE NAME: B6 }
$         ORIGINAL_AMOUNT: 300000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.547202
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 17
$              DATED_DATE: 20051001
$      FIRST_PAYMENT_DATE: 20051118
$       NEXT_PAYMENT_DATE: 20051118
$          ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                   BLOCK: 14
!{           TRANCHE NAME: R }
$         ORIGINAL_AMOUNT: 100.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.547202
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 17
$              DATED_DATE: 20051001
$      FIRST_PAYMENT_DATE: 20051118
$       NEXT_PAYMENT_DATE: 20051118
$          ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
------------------------------------------------
$                 PHANTOM: 15
!{           TRANCHE NAME: X }
$         ORIGINAL_AMOUNT: 34091464.04
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 0.26
$          PRINCIPAL_FREQ: 12
```

```
$          PAYMENT_DELAY: 17
$             DATED_DATE: 20051001
$     FIRST_PAYMENT_DATE: 20051118
$      NEXT_PAYMENT_DATE: 20051118
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
---------------------------------------------------
$                TRANCHE: 1
$                   NAME: A1
$                  CSORT: 1
$                   TYPE: AD,CSTR
$           RECORD_DELAY: 17
$     COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                TRANCHE: 2
$                   NAME: A2
$                  CSORT: 2
$                   TYPE: AD,CSTR,PAC
$           RECORD_DELAY: 17
$     COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                TRANCHE: 3
$                   NAME: X
$                  CSORT: 3
$                   TYPE: AD,IO,NTL,PAC
$           RECORD_DELAY: 17
$               NOTIONAL:
$     COMPOSITION: BLOCK: 15 PRIN: 100.000000000 INT: 100.000000000
!  ( notional tranche name is X )
---------------------------------------------------
$                TRANCHE: 4
$                   NAME: A3
$                  CSORT: 4
$                   TYPE: AD,SUP,CSTR
$           RECORD_DELAY: 17
$     COMPOSITION: BLOCK: 3 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                TRANCHE: 5
$                   NAME: A4
$                  CSORT: 5
$                   TYPE: AD,SUP,CSTR
$           RECORD_DELAY: 17
$     COMPOSITION: BLOCK: 4 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                TRANCHE: 6
$                   NAME: A5
$                  CSORT: 6
$                   TYPE: AD,Z,FLT
$           RECORD_DELAY: 17
$     COMPOSITION: BLOCK: 5 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                TRANCHE: 7
$                   NAME: A6
$                  CSORT: 7
$                   TYPE: AD,Z,FLT
$           RECORD_DELAY: 17
$     COMPOSITION: BLOCK: 6 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                TRANCHE: 8
$                   NAME: A7
$                  CSORT: 8
$                   TYPE: NAS,Z,CSTR
$           RECORD_DELAY: 17
```

```
$    COMPOSITION: BLOCK: 7 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 9
$                 NAME: B1
$                CSORT: 9
$                 TYPE: CSTR,SUB
$         RECORD_DELAY: 17
$    COMPOSITION: BLOCK: 8 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 10
$                 NAME: B2
$                CSORT: 10
$                 TYPE: CSTR,SUB
$         RECORD_DELAY: 17
$    COMPOSITION: BLOCK: 9 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 11
$                 NAME: B3
$                CSORT: 11
$                 TYPE: CSTR,SUB
$         RECORD_DELAY: 17
$    COMPOSITION: BLOCK: 10 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 12
$                 NAME: B4
$                CSORT: 12
$                 TYPE: CSTR,SUB
$         RECORD_DELAY: 17
$    COMPOSITION: BLOCK: 11 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 13
$                 NAME: B5
$                CSORT: 13
$                 TYPE: CSTR,SUB
$         RECORD_DELAY: 17
$    COMPOSITION: BLOCK: 12 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 14
$                 NAME: B6
$                CSORT: 14
$                 TYPE: CSTR,SUB
$         RECORD_DELAY: 17
$    COMPOSITION: BLOCK: 13 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 15
$                 NAME: R
$                CSORT: 15
$                 TYPE: AD,CSTR
$         RECORD_DELAY: 17
$    COMPOSITION: BLOCK: 14 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
---------------------------------------------------
$     END_TRANCHES:
---------------------------------------------------
---------------------------------------------------
$      SCHEDULE: 1
$          PAYS: { TRANCHE(A2,X) }

       20051018 34091464.04
       20051118 34091464.04
       20051218 34091464.04
       20060118 34091464.04
       20060218 34091464.04
```

```
20060318 34091464.04
20060418 34091464.04
20060518 34091464.04
20060618 34091464.04
20060718 34091464.04
20060818 34091464.04
20060918 34091464.04
20061018 34091464.04
20061118 34091464.04
20061218 34091464.04
20070118 34091464.04
20070218 34091464.04
20070318 34091464.04
20070418 34091464.04
20070518 34091464.04
20070618 34091464.04
20070718 34091464.04
20070818 34091464.04
20070918 34091464.04
20071018 34091464.04
20071118 34091464.04
20071218 34091464.04
20080118 34091464.04
20080218 34091464.04
20080318 33169180.85
20080418 32236760.26
20080518 31308385.77
20080618 30384032.95
20080718 29463677.50
20080818 28547295.22
20080918 27634862.03
20081018 26726353.94
20081118 25821747.07
20081218 24921017.66
20090118 24024142.04
20090218 23131096.66
20090318 22241858.06
20090418 21356402.90
20090518 20474707.93
20090618 19596750.01
20090718 18722506.09
20090818 17851953.24
20090918 16985068.61
20091018 16121829.48
20091118 15262213.20
20091218 14406197.22
20100118 13553759.12
20100218 12704876.55
20100318 11859527.25
20100418 11017689.09
20100518 10179340.01
20100618 9344458.04
20100718 8513021.34
20100818 7685008.12
20100918 6860396.72
20101018 6039165.55
20101118 5408983.43
20101218 4782488.38
20110118 4159661.04
20110218 3540482.14
20110318 2924932.53
20110418 2312993.13
20110518 1704644.96
```

```
     20110618 1099869.16
     20110718 498646.95
     20110818 0.00
    END SCHEDULE: 1
--------------------------------------------------
   END OF BOND FILE
**************************************************
$        VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
--------------------------------------------------
$    AGENCY_LIST:      Type   Factor Date    P/Y Delay      BV Delay
                    WHOLE 20051001 55 54
--------------------------------------------------
$     ASSUMED_POOLS:
--------------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC
FIXED----PAYMENT BLN AGE
--------------------------------------------------------------------------------
 L          1 WHOLE     LPM  5.321209828   70173546.00   70176379.61  5.583273818
       WAM=355 355 1
 L          2 WHOLE     LPM  5.720267772   98162378.00   98173569.85  5.977767772
       WAM=353 353 0
 L          4 WHOLE     LPM  5.863698027   13664076.00   13664076.00  6.121198027
       WAM=360 360 0 (IO=180)
 L          5 WHOLE     LPM  5.192331724   16052029.00   16052029.00  5.449831724
       WAM=171 171 0
 L          6 WHOLE     LPM  5.671369945    1947971.00    1947971.00  5.928869945
       WAM=180 180 0
```

PHHMC 2005-6 -- A1


IBT - AAA

Price/Yield Report

William J. Mayer Securities, LLC

Balance	$49,900,000.00	Delay	17	WAC	5.806303	WAM	338
Coupon	5.547202	Dated	10/01/2005	NET	5.547202	WALA	0
Settle	10/27/2005	First Payment	11/18/2005				

Price	100 PSA	125 PSA	200 PSA	300 PSA	400 PSA	500 PSA	600 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.0843	5.56	5.56	5.53	5.51	5.48	5.46	5.45
100.1843	5.55	5.54	5.51	5.48	5.45	5.42	5.40
100.2843	5.53	5.52	5.49	5.44	5.41	5.38	5.35
100.3843	5.51	5.50	5.46	5.41	5.37	5.33	5.31
100.4843	5.50	5.48	5.44	5.38	5.33	5.29	5.26
100.5843	5.48	5.46	5.42	5.35	5.29	5.25	5.21
100.6843	5.46	5.45	5.39	5.32	5.26	5.21	5.16
100.7843	5.45	5.43	5.37	5.29	5.22	5.16	5.11
100.8843	5.43	5.41	5.34	5.26	5.18	5.12	5.07
100.9843	5.41	5.39	5.32	5.23	5.14	5.08	5.02
101.0843	5.40	5.37	5.30	5.19	5.11	5.03	4.97
WAL	8.31	7.27	5.19	3.70	2.97	2.56	2.30
Mod Durn	5.95	5.39	4.16	3.17	2.62	2.30	2.08
Mod Convexity	0.62	0.51	0.29	0.16	0.10	0.08	0.06
Principal Window Begin	Nov05	Nov05	Nov05	Nov05	Nov05	Nov05	Nov05
Principal Window End	Mar28	Jul26	Nov21	May16	May12	Nov10	Mar10
CMT_3YR	0	0	0	0	0	0	0
CMT_10YR	0	0	0	0	0	0	0
MISC_1	0	0	0	0	0	0	0

PHHMC 2005-6 -- A2

Price/Yield Report

Cobank - AAA

William J. Mayer Securities, LLC

Balance	$34,091,464.04	Delay	17	WAC	5.806303	WAM	338
Coupon	4.737202	Dated	10/01/2005	NET	5.547202	WALA	0
Settle	10/27/2005	First Payment	11/18/2005				

Price	100 PSA	125 PSA	200 PSA	300 PSA	400 PSA	500 PSA	600 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99.4807	4.87	4.87	4.87	4.87	4.87	4.88	4.89
99.5807	4.84	4.84	4.84	4.84	4.84	4.85	4.85
99.6807	4.81	4.81	4.81	4.82	4.82	4.82	4.82
99.7807	4.79	4.79	4.79	4.79	4.79	4.79	4.79
99.8807	4.76	4.76	4.76	4.76	4.76	4.76	4.75
99.9807	4.73	4.73	4.73	4.73	4.73	4.73	4.72
100.0807	4.70	4.70	4.70	4.70	4.70	4.70	4.69
100.1807	4.67	4.67	4.67	4.67	4.67	4.67	4.65
100.2807	4.64	4.64	4.64	4.65	4.65	4.64	4.62
100.3807	4.62	4.62	4.62	4.62	4.62	4.61	4.59
100.4807	4.59	4.59	4.59	4.59	4.59	4.58	4.56
WAL	3.97	3.97	3.97	3.97	3.97	3.67	3.34
Mod Durn	3.52	3.52	3.52	3.52	3.52	3.29	3.02
Mod Convexity	0.16	0.16	0.16	0.16	0.16	0.13	0.11
Principal Window Begin	Mar08	Mar08	Mar08	Mar08	Mar08	Mar08	Mar08
Principal Window End	Aug11	Aug11	Aug11	Aug11	Aug11	Jul10	Dec09
CMT_3YR	0	0	0	0	0	0	0
CMT_10YR	0	0	0	0	0	0	0
MISC_1	0	0	0	0	0	0	0

Issuer: PHHMC Series 2005-6 Trust. Depositor: PHH Mortgage Capital LLC. SEC Registration No.: 333-110192.

The information herein has been provided solely by William J. Mayer Securities, LLC. Neither the issuer of the Certificates nor any of its affiliates prepared, provided, approved or verified any statistical or numerical information presented herein, although that information may be based in part on loan level data provided by the issuer of the Certificates or its affiliates.

Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information. Such documents may be obtained without charge at the Securities and Exchange Commission's website. Once available, the Prospectus and Prospectus Supplement may be obtained without charge by contacting William J. Mayer Securities, LLC at (203) 622-1557.

This communication does not contain all information that is required to be included in the Prospectus and the Prospectus Supplement.

The information in this communication is preliminary and is subject to completion or change.

The information in this communication supersedes information contained in any prior similar communication relating to these Certificates.

This communication is not an offer to sell or a solicitation of an offer to buy these Certificates in any state where such offer, solicitation or sale is not permitted.

From the time of pricing to the time of settlement, the collateral's weighted average loan age and maturity may vary by +/- 10%, the collateral's weighted average coupon may vary by +/- 7 bps, tranche balances may vary by +/- 10%, and if a tranche's coupon is based on the collateral's weighted average coupon, the tranche coupon may vary by +/- 7 bps.

PHHMC 2005-6 -- A3

Price/Yield Report

Mand I Investment - AAA Corp

William J. Mayer Securities, LLC

Balance	$10,000,000.00	Delay	17	WAC	5.806303	WAM	338
Coupon	5.547202	Dated	10/01/2005	NET	5.547202	WALA	0
Settle	10/27/2005	First Payment	11/18/2005				

Price	100 PSA	125 PSA	200 PSA	300 PSA	400 PSA	500 PSA	600 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99.8921	5.60	5.59	5.58	5.56	5.54	5.53	5.52
99.9921	5.58	5.58	5.55	5.52	5.49	5.47	5.45
100.0921	5.57	5.56	5.53	5.49	5.44	5.41	5.39
100.1921	5.55	5.54	5.51	5.45	5.40	5.36	5.33
100.2921	5.54	5.52	5.48	5.42	5.35	5.30	5.26
100.3921	5.52	5.51	5.46	5.38	5.30	5.24	5.20
100.4921	5.51	5.49	5.43	5.34	5.25	5.19	5.14
100.5921	5.49	5.47	5.41	5.31	5.21	5.13	5.07
100.6921	5.47	5.45	5.38	5.27	5.16	5.07	5.01
100.7921	5.46	5.44	5.36	5.24	5.11	5.02	4.95
100.8921	5.44	5.42	5.33	5.20	5.06	4.96	4.88
WAL	8.97	7.64	5.01	3.20	2.30	1.91	1.70
Mod Durn	6.44	5.67	4.04	2.77	2.08	1.75	1.57
Mod Convexity	0.68	0.54	0.28	0.13	0.07	0.05	0.04
Principal Window Begin	Nov05	Nov05	Nov05	Nov05	Nov05	Nov05	Nov05
Principal Window End	May24	Aug22	May18	Nov13	Jul11	Jun09	Oct08
CMT_3YR	0	0	0	0	0	0	0
CMT_10YR	0	0	0	0	0	0	0
MISC_1	0	0	0	0	0	0	0

PHHMC 2005-6 -- A4

Price/Yield Report


Allstate- AAA

William J. Mayer Securities, LLC

Balance	$63,308,435.96	Delay	17	WAC	5.806303	WAM	338
Coupon	5.547202	Dated	10/01/2005	NET	5.547202	WALA	0
Settle	10/27/2005	First Payment	11/18/2005				

Price	100 PSA	125 PSA	200 PSA	300 PSA	400 PSA	500 PSA	600 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99.5859	5.65	5.65	5.66	5.67	5.69	5.70	5.71
99.6859	5.63	5.63	5.63	5.63	5.64	5.64	5.65
99.7859	5.61	5.61	5.61	5.60	5.59	5.59	5.58
99.8859	5.60	5.59	5.58	5.56	5.54	5.53	5.52
99.9859	5.58	5.58	5.56	5.53	5.50	5.47	5.46
100.0859	5.57	5.56	5.53	5.49	5.45	5.42	5.39
100.1859	5.55	5.54	5.51	5.45	5.40	5.36	5.33
100.2859	5.54	5.52	5.48	5.42	5.35	5.30	5.27
100.3859	5.52	5.51	5.46	5.38	5.30	5.25	5.20
100.4859	5.51	5.49	5.43	5.35	5.26	5.19	5.14
100.5859	5.49	5.47	5.41	5.31	5.21	5.13	5.08
WAL	8.97	7.64	5.01	3.20	2.30	1.91	1.70
Mod Durn	6.42	5.66	4.03	2.76	2.07	1.75	1.57
Mod Convexity	0.67	0.53	0.28	0.13	0.07	0.05	0.04
Principal Window Begin	Nov05	Nov05	Nov05	Nov05	Nov05	Nov05	Nov05
Principal Window End	May24	Aug22	May18	Nov13	Aug11	Jun09	Oct08
CMT_3YR	0	0	0	0	0	0	0
CMT_10YR	0	0	0	0	0	0	0
MISC_1	0	0	0	0	0	0	0

Issuer: PHHMC Series 2005-6 Trust. Depositor: PHH Mortgage Capital LLC. SEC Registration No.: 333-110192.
The information herein has been provided solely by William J. Mayer Securities, LLC. Neither the issuer of the Certificates nor any of its affiliates prepared, provided, approved or verified any statistical or numerical information presented herein, although that information may be based in part on loan level data provided by the issuer of the Certificates or its affiliates.
Investors are urged to read the Prospectus and the Prospectus Supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information. Such documents may be obtained without charge at the Securities and Exchange Commission's website. *Once available, the Prospectus and Prospectus Supplement may be obtained without charge by contacting* William J. Mayer Securities, LLC at (203) 622-1557.
This communication does not contain all information that is required to be included in the Prospectus and the Prospectus Supplement.
The information in this communication is preliminary and is subject to completion or change.
The information in this communication supersedes information contained in any prior similar communication relating to these Certificates.
This communication is not an offer to sell or a solicitation of an offer to buy these Certificates in any state where such offer, solicitation or sale is not permitted.
From the time of pricing to the time of settlement, the collateral's weighted average loan age and maturity may vary by +/- 10%, the collateral's weighted average coupon may vary by +/- 7 bps, tranche balances may vary by +/- 10%, and if a tranche's coupon is based on the collateral's weighted average coupon, the tranche coupon may vary by +/- 7 bps.

PHHMC 2005-6 -- X

Price/Yield Report



William J. Mayer Securities, LLC

Balance	$34,091,464.04	Delay	17	WAC	5.806303	WAM	338
Coupon	0.260000	Dated	10/01/2005	NET	5.547202	WALA	0
Settle	10/27/2005	First Payment	11/18/2005				

Yield	100 PSA	125 PSA	200 PSA	300 PSA	400 PSA
	Price	Price	Price	Price	Price
17.90	0.7201	0.7201	0.7201	0.7201	0.7201
18.40	0.7139	0.7139	0.7139	0.7139	0.7139
18.90	0.7078	0.7078	0.7078	0.7078	0.7078
19.40	0.7018	0.7018	0.7018	0.7018	0.7018
19.90	0.6959	0.6959	0.6959	0.6959	0.6959
20.40	0.6900	0.6900	0.6900	0.6900	0.6900
20.90	0.6843	0.6843	0.6843	0.6843	0.6843
21.40	0.6786	0.6786	0.6786	0.6786	0.6786
21.90	0.6730	0.6730	0.6730	0.6730	0.6730
22.40	0.6675	0.6675	0.6675	0.6675	0.6675
22.90	0.6620	0.6620	0.6620	0.6620	0.6620
WAL	3.97	3.97	3.97	3.97	3.97
Mod Durn	1.64	1.64	1.64	1.64	1.64
Mod Convexity	0.05	0.05	0.05	0.05	0.05
CMT_3YR	0	0	0	0	0
CMT_10YR	0	0	0	0	0
MISC_1	0	0	0	0	0